Exhibit (a) (4)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Rights to Purchase Series A Junior Participating Preferred Stock

of

Molecular Devices Corporation

at

$35.50 Net Per Share

by

Monument Acquisition Corp.,

an indirect wholly-owned subsidiary of

MDS Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 13, 2007, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust	February 13, 2007

Companies and other Nominees:

Monument Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of MDS Inc., a corporation organized under the laws of Canada (“MDS”), and MDS have appointed Merrill Lynch & Co. to act as Dealer Manager in connection with the offer to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (collectively, the “Shares”), of Molecular Devices Corporation, a Delaware corporation (“Molecular Devices”), at $35.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed	herewith are copies of the following documents:

1.	Offer to Purchase dated February 13, 2007;

2.	Letter of Transmittal to be used by stockholders of Molecular Devices in accepting the Offer;

3.	The Letter to Stockholders of Molecular Devices from the President and Chief Executive Officer of Molecular Devices accompanied by Molecular Devices’ Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

5.	Notice of Guaranteed Delivery with respect to the Shares; and

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares, considered together with all other Shares beneficially owned by MDS and its affiliates, that would represent a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis, including any unvested stock options that would vest by their terms (assuming continued service) on or before June 30, 2007, but disregarding any other unvested stock options and other unvested rights to acquire Shares). The Offer is also conditioned upon (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) with limited exceptions, certain required governmental approvals, waivers, consents or clearances from any governmental authority having been obtained; and (iii) satisfaction of other conditions set forth in “The Tender Offer—Section 14—Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, March 13, 2007, unless extended.

The Board of Directors of Molecular Devices has unanimously determined that the Offer and the Merger (as defined below) are advisable, fair to and in the best interests of the stockholders of Molecular Devices, approved the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer, on the terms and subject to the conditions set forth therein, and recommended that the stockholders of Molecular Devices accept the Offer and tender their Shares pursuant to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 28, 2007 (the “Merger Agreement”), by and among MDS, the Purchaser and Molecular Devices, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of all of the conditions thereto and in accordance with Delaware General Corporation Law (“DGCL”), Purchaser will be merged with and into Molecular Devices, with the surviving entity, Molecular Devices, becoming an indirect wholly-owned subsidiary of MDS (the “Merger”). At the effective time of the Merger, each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares owned by MDS, the Purchaser, any wholly-owned subsidiary of MDS or Shares owned by Molecular Devices or its stockholders, if any, who are entitled to and properly exercise appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the same price per Share paid pursuant to the Offer in cash, without interest. The Merger Agreement is more fully described in “The Tender Offer—Section 12—Purpose of the Offer; The Merger Agreement; Plans for Molecular Devices” of the Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Dealer Manager, Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Dealer Manager at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to MacKenzie Partners, Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

Merrill Lynch & Co.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, MDS, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.